Ruairi Regan and Pam Howell
Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Washington, D.C. 20549

November 6, 2024

Re:	REI Capital Growth LLC
Amended Offering Statement on Form 1-A
File No. 024-12441

Dear Mr. Regan and Ms. Howell,

On behalf of REI Capital Growth LLC, I hereby request qualification of the above-referenced offering statement at 9:30 am, Eastern Time, on Thursday, November 14, 2024, or as soon thereafter as is practicable.

Sincerely,

/s/ Alan R. Blair
Alan R. Blair
Manager of REI Capital Management, LLC